SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 10, 2013

Chunghwa Telecom Co., Ltd.

(Translation of registrant's name into English)

21-3 Hsinyi Road Sec. 1, Taipei, Taiwan, 100 R.O.C.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chunghwa Telecom Co., Ltd.
Date : May 10, 2013	By:	/s/ Shu Yeh
	Name:	Shu Yeh
	Title:	Senior Executive Vice President CFO

Exhibit Index

Exhibit No.	Description
EX-99.1	Announcement on 2013/04/12 : To announce the Disposal of Fidelity Funds US Dollar Bond Fund

EX-99.2	Announcement on 2013/04/15 : Supplementary announcement of the disposal of Fidelity Funds - US Dollar Bond Fund

EX-99.3	Announcement on 2013/04/15 : To announce the Disposal of Janus Flexible Income I USD Inc

EX-99.4	Announcement on 2013/04/16 : Chunghwa Telecom holds investor conference call for the first quarter of 2013 operation results

EX-99.5	Announcement on 2013/04/17 : To Announce the Disposal of Eastspring Investments - US Corporate Bond Fund

EX-99.6	Announcement on 2013/04/17 : Supplementary Announcement of the Disposal of Janus Flexible Income I USD Inc

EX-99.7	Announcement on 2013/04/18 : Supplementary Announcement of the Disposal of Eastspring Investments - US Corporate Bond Fund

EX-99.8	Announcement on 2013/04/26 : To announce the differences between ROC GAAP and US GAAP for the year of 2012 financial statements

EX-99.9	Announcement on 2013/04/29 : To announce the tender awarding of Banqiao Internet Data Center Construction Project

EX-99.10	Announcement on 2013/04/30 : The Board approves the appointment of the management

EX-99.11	Announcement on 2013/04/30 : Board of directors resolves to amend the subjects for the Company's 2013 annual general

EX-99.12	Announcement on 2013/04/30 : To announce the board approves the procurement of Broadband Aggregation network equipment, MSER, and installation

EX-99.13	Announcement on 2013/04/30 : The Board resolves the cash distribution of dividend and capital surplus

EX-99.14	Announcement on 2013/05/03 : To announce the acquisition of PIMCO GIS Diversified Income Fund

EX-99.15	Announcement on 2013/05/06 : To announce the acquisition of PIMCO GIS Global Investment Grade Credit Fund

EX-99.16	Announcement on 2013/05/07 : Supplementary Announcement of the acquisition of PIMCO GIS Diversified Income Fund

EX-99.17	Announcement on 2013/05/08 : Supplementary announcement of the acquisition of PIMCO GIS Global Investment Grade Credit Fund

EX-99.18	Announcement on 2013/05/10 : To announce the Company's April 2013 revenues

EX-99.19	Announcement on 2013/05/10 : April 2013 sales